Exhibit 99.1

FOR IMMEDIATE RELEASE

Investor Relations contact

Peter van den Oord

Chief Financial Officer

+31 (0)347353204

Poord@triple-p.nl

www.triple-p.nl

HIGHLIGHTS FIRST QUARTER 2003

•                  Triple P reported positive operating income of € 0.2 million;

•                  A number of new strategic clients have chosen Triple P;

•                  Restructuring: operating expenses declined by 7.5%; further cost reductions necessary.

May 8, 2003 - Vianen, The Netherlands. Triple P N.V. (Nasdaq SCM: TPPP) announced today its results of operations for the first quarter of 2003. Net revenues were € 20.8 million and operating income was € 0.2 million. The Company’s net income was € 0.2 million.

The first quarter of 2003 reflected the efforts of the Company in the fourth quarter of 2002 to restructure and further streamline its business. The integration of the Company’s three former divisions into one organisation created synergy and resulted in a number of new strategic clients for the Company’s products and services. In addition, the Company increased its recurring revenue by entering a number of new contracts with clients to manage parts of their ICT infrastructures.

These clients informed Triple P that they chose the Company as their ICT solutions provider based on positive references by Triple P’s existing clients, its ability to satisfy changing client needs and its overall price – performance ratio.

The restructuring also had a positive impact on expenses. Operating expenses declined by 7.5% as compared to the first quarter of 2002. Furthermore in the first quarter of 2003 the workforce declined by 29 Full Time Equivalents (FTE) to 373 FTE at March 31, 2003.

Despite these results, management believes profitability should be further improved and believes that the market expects better results. Therefore the Company will take further measures to reduce expenses in the second quarter of 2003.

Triple P believes that market conditions in 2003 will continue to be difficult. The difficult and uncertain economic climate generally and the continued instability in the ICT market in particular are such that the Company is not providing any specific guidance as to future results.

Triple P (Nasdaq SCM: TPPP) was incorporated in 1989 and maintains its corporate seat in Vianen, The Netherlands. With a team of about 375 people, the Company plans, delivers, builds and manages the ICT infrastructures of companies and governmental and other agencies with more than 2000 seats. In 2002 Triple P showed revenues of € 96.4 million and an operating income of € 0.1 million. These results made 2002 the fifth consecutive year Triple P achieved a positive operating income.

This release contains a number of forward-looking statements based on current expectations.  Actual results may differ materially due to a number of factors which include, but are not limited to: overall ICT- spending and demand for ICT services in the Netherlands; the timing of significant orders; the ability to hire, train and retain qualified personnel and fierce competition. For a more thorough discussion of these risks and uncertainties, see the company’s filings with the Securities and Exchange Commission, particularly its most recent annual report on Form 20-F.

-    Tables follow    -

TRIPLE P N.V.

CONSOLIDATED BALANCE SHEETS

(in thousands except per share amounts)

	December 31 2002	March 31 2003
	EUR	EUR
		(unaudited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	4,207	2,124
Restricted cash	59	59
Accounts receivable	12,090	12,316
Inventories	3,136	4,470
Prepaid expenses and other current assets	1,870	2,103
Total current assets	21,362	21,072

NON-CURRENT ASSETS:
Property and equipment, at cost	3,999	2,771
Less: accumulated depreciation and amortization	2,375	1,223
Net property and equipment	1,624	1,548
Total non-current assets	1,624	1,548

Total assets	22,986	22,620

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short-term part of long-term liabilities	470	425
Accounts payable	8,444	7,419
Accrued liabilities	5,213	3,851
Customer deposits	665	1,419
Deferred revenue	3,981	5,567
Restructuring reserve	715	336
Total current liabilities	19,488	19,017

LONG-TERM LIABILITIES:
Pension obligations	259	259
Other long-term liabilities	725	607
Total long-term liabilities	984	866

Total liabilities	20,472	19,883

SHAREHOLDERS’ EQUITY:
Common Shares, EUR 0.04 nominal value
Authorised - 43,750,000
Outstanding - 30,469,345	1,219	1,219
Additional paid-in capital	53,293	53,293
Accumulated deficit	(51,998)	(51,775)
Total shareholders’ equity	2,514	2,737

Total liabilities and shareholders’ equity	22,986	22,620

TRIPLE P N.V.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

	Three months Ended March 31 2002	Three months Ended March 31 2003
	EUR	EUR
	(unaudited)	(unaudited)

Net revenues	22,796	20,791
Cost of revenues	18,489	17,207
Gross profit	4,307	3,584

Sales and marketing expense	2,430	2,252
General and administrative expense	1,177	1,084
Total operating expenses	3,607	3,336

Operating income	700	248

Interest income (expense)	-115	-44
Other, net	-61	19
Total other income (expense), net	-176	-25

Net income	524	223

Net Income per share:
Basic	0,02	0,01
Diluted	0,02	0,01

Weighted average shares outstanding:
Basic	30,469	30,469
Diluted	30,469	30,469